UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Issuance of New Shares, Sale of Treasury Shares and Secondary Offering of Shares, and

Withdrawal of Registration in Japan for Future Equity Issuances

Tokyo, November 18, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) resolved, at a meeting of the Board of Directors held today, matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, as set forth below:

1.	Issuance of New Shares by way of Offering (Public Offering)

(1)	Class and Number of Shares to be Offered	634,800,000 shares of common stock of MUFG (the “shares”) which is the sum of (i) and (ii) below.
(i) 569,700,000 new shares to be underwritten by underwriters in each of the offerings specified in (4) (i) and (ii) below.

(ii) A maximum of 65,100,000 shares which shall be the subject of purchase options to be granted to the U.S. Underwriters and the International Underwriters specified in (4) (ii) below for the purchase of the additionally issued shares.

A meeting of the Board of Directors may be held on Tuesday, November 25, 2008, and the numbers of shares mentioned in (i) and (ii) above and the aggregate number thereof may be changed at the meeting.

(2)	Method of Determination of the Amount to be Paid	The amount to be paid will be determined on the date of determination of the issue price, etc. (which may be any day in the period from Monday, December 8, 2008 to Wednesday, December 10, 2008) (the “Determination Date”) in accordance with the method stated in Article 22 of the Regulations concerning Underwriting of Securities, etc. provided by the Japan Securities Dealers Association (“JSDA”).

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum increased amount of stated capital, as calculated in accordance with the provisions of Article 37, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtainable by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of stated capital increase.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(4)	Method of Offering	(i)	Japanese public offering:

The offering to be made in Japan shall be by a public offering (the “Japanese Public Offering”). Nomura Securities Co., Ltd. (the “Initial Underwriter”) shall underwrite and purchase all of the new shares with respect to the Japanese Public Offering; and the underwriting syndicate (including the Initial Underwriter, the “Japanese Underwriters”) led by Mitsubishi UFJ Securities Co., Ltd. and Nomura Securities Co., Ltd. as representatives of the Japanese Underwriters shall handle the public offering of the shares. Moreover, in the case where shares remain, the Japanese Underwriters shall jointly and severally subscribe for such shares from the Initial Underwriter.

		(ii)	Overseas offering:

For the purpose of the offering in the United States and Canada (the “U.S. Offering”), the aggregate number of shares shall be severally purchased by the underwriters (collectively, the “U.S. Underwriters”) led by Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Nomura Securities International, Inc. as joint lead underwriters. MUFG shall grant the U.S. Underwriters the option to purchase the additionally issued shares mentioned in (1) (ii) above. In addition, for the purpose of the offering in the international market mainly in Europe (excluding the United States and Canada) (the “International Offering” and collectively with the U.S. Offering, the “Overseas Offering”), the aggregate number of shares shall be severally purchased by the underwriters (collectively, the “International Underwriters”) led by Morgan Stanley & Co. International plc, J.P. Morgan Securities Ltd. and Nomura International plc as joint lead underwriters. MUFG shall grant the International Underwriters the option to purchase the additionally issued shares mentioned in (1) (ii) above.

		(iii)	With regard to the offerings mentioned in (i) and (ii) above, the number of shares to be issued is scheduled to be 234,800,000 shares for the Japanese Public Offering and 400,000,000 shares for the Overseas Offering (334,900,000 shares to be underwritten as mentioned in (1) (i) above and 65,100,000 additional shares to be purchased upon exercise of the options mentioned in (1) (ii)), although the breakdown of the actual number of (a) the shares to be allocated to each offering as the shares to be underwritten as mentioned in (1) (i) above, as well as (b) the shares to be purchased upon exercise of the option as mentioned in (1) (ii) above, may be changed by the President and CEO, or the chief financial officer, of MUFG on Tuesday, November 25, 2008. Moreover, the final breakdown shall be determined on the Determination Date by taking into account market demand and other conditions. The provisional breakdown of the actual number of (a) the shares to be allocated to the U.S. Offering and the International Offering as the shares to be underwritten, as well as (b) the shares to be purchased upon exercise of the option as mentioned in (1) (ii) above, shall be determined by the President and CEO, or the chief financial officer, of MUFG on Tuesday, November 25, 2008.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(iv)

The Joint Global Coordinators with regard to each offering mentioned in (i) and (ii) above, each secondary offering mentioned in (3) (i) and (ii) of “2. Secondary Offering of Shares by way of Sale of Treasury Shares” below and the secondary offering mentioned in (4) of “3. Secondary Offering of Shares (Secondary Offering in Japan by way of Over-Allotment)” below are:

Morgan Stanley Japan Securities Co., Ltd. and Nomura Securities Co., Ltd.

(v)

The Co-Global Coordinators with regard to each offering mentioned in (i) and (ii) above, each secondary offering mentioned in (3) (i) and (ii) of “2. Secondary Offering of Shares by way of Sale of Treasury Shares” below and the secondary offering mentioned in (4) of “3. Secondary Offering of Shares (Secondary Offering in Japan by way of Over-Allotment)” below are:

Mitsubishi UFJ Securities Co., Ltd. and JPMorgan Securities Japan Co., Ltd.

(vi)	The issue price with regard to each offering mentioned in (i) and (ii) above shall be determined on the Determination Date, based on the preliminary pricing terms calculated by multiplying the closing price in regular trading of the shares on the Tokyo Stock Exchange on the Determination Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (with any fraction less than one yen being rounded down), in accordance with the method stated in Article 22 of the Regulations concerning Underwriting of Securities, etc. provided by the JSDA, taking into account market demand and other conditions.

(vii)	MUFG shall not pay any underwriting fees to the underwriters of each offering mentioned in (i) and (ii) above, although the aggregate amount of the difference between (a) the issue price in the Japanese Offering and (b) the amount to be paid to MUFG by the Initial Underwriter shall be the proceeds for the Initial Underwriter, which shall be allocated to each of the Japanese Underwriters as underwriting fees for the Japanese Underwriters, and the aggregate amount of the difference between (a) the issue price in the U.S. Offering and the International Offering and (b) the amount to be paid to MUFG by the U.S. Underwriters and the International Underwriters shall be the proceeds for the U.S. Underwriters and the International Underwriters.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(5)	Subscription Period (in Japan)	The subscription period shall be from the next business day after the Determination Date to the second business day immediately following the Determination Date.

(6)	Payment Date	The payment date shall be any day in the period from Monday, December 15, 2008 to Wednesday, December 17, 2008, provided, however, that such day shall be the fifth business day immediately following the Determination Date.

(7)	Subscription Unit	100 shares

(8)	Use of Proceeds	The entire amount, together with the approximate net amount of the secondary offering of shares by way of the sale of treasury shares in accordance with the terms stated in “2. Secondary Offering of Shares by way of Sale of Treasury Shares” below and the issuance of the new shares by way of third-party allotment in accordance with the terms stated in “4. Issuance of New Shares by way of Third-Party Allotment” below, shall be used to make investments in MUFG’s consolidated subsidiaries to strengthen MUFG’s overall group capital base.

(9)	The amount to be paid, the issue price, the amount of stated capital and additional paid-in capital to be increased, and any other matters necessary for the public offering shall be determined at the discretion of the President and CEO, or the chief financial officer, of MUFG.

(10)	The Japanese Public Offering and the U.S. Offering shall be subject to the effectiveness of the securities registration statements to be filed under the Financial Instruments and Exchange Act of Japan and the U.S. Securities Act of 1933, respectively.

2. Secondary Offering of Shares by way of Sale of Treasury Shares
(1)	Class and Number of Shares to be Sold	300,000,000 shares of common stock of MUFG.
A meeting of the Board of Directors may be held on Tuesday, November 25, 2008, and the above number may be changed at the meeting.

(2)	Method of Determination of the Amount to be Paid	The amount to be paid will be determined on the Determination Date mentioned in (2) of “1. Issuance of New Shares by way of Offering (Public Offering)” above, in accordance with the method stated in Article 22 of the Regulations Concerning Underwriting of Securities, etc. provided by JSDA; provided however, that such amount to be paid shall be the same as the amount to be paid in respect of the Public Offering mentioned in (2) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(3)	Method of Secondary Offering	(i)

Japanese secondary offering by way of underwriting by underwriters:

For the purpose of the secondary offering in Japan (the “Japanese Secondary Offering by way of Underwriting”), the Initial Underwriter mentioned in (4) (i) of “1. Issuance of New Shares by way of Offering (Public Offering)” above shall underwrite and purchase all of the treasury shares offered in such secondary offering and the Japanese Underwriters mentioned in (4) (i) of “1. Issuance of New Shares by way of Offering (Public Offering)” above shall handle the secondary offering of the shares. Moreover, in the case where shares remain, the Japanese Underwriters shall jointly and severally subscribe to such shares from the Initial Underwriter.

(ii)

Overseas Secondary Offering:

For the purpose of the secondary offering in the United States and Canada (the “U.S. Secondary Offering”), the aggregate number of shares shall be severally purchased by the U.S. Underwriters set forth in (4) (ii) of “1. Issuance of New Shares by way of Offering (Public Offering)” In addition, for the purpose of the secondary offering in the international market mainly in Europe (excluding the United States and Canada) (the “International Secondary Offering” and collectively with the U.S. Secondary Offering, “Overseas Secondary Offering “), the aggregate number of shares shall be severally purchased by the International Underwriters mentioned in (4) (ii) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

		(iii)	With regard to the secondary offerings mentioned in (i) and (ii) above, the number of shares to be issued is scheduled to be 200,000,000 shares for the Japanese Secondary Offering by way of Underwriting and 100,000,000 shares for the Overseas Secondary Offering, although the breakdown of the actual number of shares to be allocated to each secondary offering as the shares to be sold as mentioned in (1) above may be changed by the President and CEO, or the chief financial officer, of MUFG on Tuesday, November 25, 2008. Moreover, the final breakdown shall be determined on the Determination Date by taking into account market demand and other conditions. The provisional breakdown of the actual number of the shares to be allocated to the U.S. Secondary Offering and the International Secondary Offering shall be determined by the President and CEO, or the chief financial officer, of MUFG on Tuesday, November 25, 2008.

		(iv)	The selling price with regard to each secondary offering mentioned in (i) and (ii) above shall be determined on the Determination Date, based on the preliminary pricing terms calculated by multiplying the closing price in regular trading of the shares on the Tokyo Stock Exchange on the Determination Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (with any fraction less than one yen being rounded down), in accordance with the method stated in Article 22 of the Regulations concerning Underwriting of Securities, etc. provided by the JSDA, taking into account market demand and other conditions; provided, however, that the selling price shall be the same as the issue price in respect of the public offering mentioned in (4) (vi) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(v) MUFG shall not pay any underwriting fees to the underwriters of each secondary offering mentioned in (i) and (ii) above, although the aggregate amount of the difference between (a) the selling price in the Japanese Secondary Offering by way of Underwriting and (b) the amount to be paid to MUFG by the Initial Underwriter shall be the proceeds for the Initial Underwriter, which shall be allocated to each of the Japanese Underwriters as the underwriting fees for the Japanese Underwriters, and the aggregate amount of the difference between (a) the selling price in the U.S. Secondary Offering and the Overseas Secondary Offering and (b) the amount to be paid to MUFG by the U.S. Underwriters and the International Underwriters shall be the proceeds for the U.S. Underwriters and the International Underwriters.

(4)	Subscription Period (in Japan)	The subscription period shall be from the next business day after the Determination Date to the second business day immediately following the Determination Date; provided, however, that such subscription period shall be the same as the subscription period in respect of the Public Offering mentioned in (5) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

(5)	Payment Date	The payment date shall be any day in the period from Monday, December 15, 2008 to Wednesday, December 17, 2008, provided, however, that such day shall be the fifth business day immediately following the Determination Date; provided further that such payment date shall be the same as the payment date in respect of the Public Offering mentioned in (6) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

(6)	Delivery Date	The delivery date shall be any day in the period from Tuesday, December 16, 2008 to Thursday, December 18, 2008; provided, however, that such day shall be the day immediately following the payment date mentioned in (5) above.

(7)	Subscription Unit	100 shares

(8)	The amount to be paid, the selling price, and any other matters necessary for the secondary offering of shares by way of sale of treasury shares shall be determined at the discretion of the President and CEO, or the chief financial officer, of MUFG.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(9)	The Japanese Secondary Offering by way of Underwriting and the U.S. Secondary Offering shall be subject to the effectiveness of the securities registration statements to be filed under the Financial Instruments and Exchange Act of Japan and the U.S. Securities Act of 1933, respectively.

3.	Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment) (See 1. of “For Reference” attached hereto)

(1)	Class and Number of Shares to be Sold

65,200,000 shares of common stock of MUFG.

The number of shares mentioned above is the maximum number of shares to be sold. The above number may decrease, or the Japanese secondary offering by way of over-allotment may be cancelled entirely, depending on market demand and other conditions. The number of shares to be sold shall be determined on the Determination Date mentioned in (2) of “1. Issuance of New Shares by way of Offering (Public Offering)” above, taking into account market demand and other conditions.

Furthermore, the meeting of the Board of Directors may be held on Tuesday, November 25, 2008, and above number may be changed at the meeting.

(2)	Seller	Nomura Securities Co., Ltd.

(3)	Selling Price	Undetermined (The selling price will be determined on the Determination Date; provided, however, that such selling price shall be the same as the selling price for the secondary offering of shares by way of sale of treasury shares mentioned in (3) (iv) of “2. Secondary Offering of Shares by way of Sale of Treasury Shares” above.)

(4)	Method of Secondary Offering	Taking into account market demand and other conditions for the Japanese Public Offering and the Japanese Secondary Offering by way of Underwriting, Nomura Securities Co., Ltd. will make a secondary offering of shares that it borrows from certain shareholders of MUFG.

(5)	Subscription Period	The subscription period shall be the same as the subscription period (in Japan) in respect of the secondary offering of shares by way of sale of treasury shares mentioned in (4) of “2. Secondary Offering of Shares by way of Sale of Treasury Shares” above.

(6)	Delivery Date	The delivery date shall be the same as the delivery date in respect of the secondary offering of shares by way of sale of treasury shares mentioned in (6) of “2. Secondary Offering of Shares by way of Sale of Treasury Shares” above.

(7)	Subscription Unit	100 shares

(8)	The selling price and any other matters necessary for the Japanese Secondary Offering by way of Over-Allotment shall be determined at the discretion of the President and CEO, or the chief financial officer, of MUFG.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(9)	The Japanese secondary offering by way of over-allotment shall be subject to the effectiveness of the securities registration statement to be filed under the Financial Instruments and Exchange Act of Japan.

4.	Issuance of New Shares by way of Third-Party Allotment (See 1. of “For Reference” attached hereto)

(1)	Class and Number of Shares to be Offered	65,200,000 shares of common stock of MUFG. A meeting of the Board of Directors may be held on Tuesday, November 25, 2008, and the above number may be changed at the meeting.

(2)	Method of Determination for the Amount to be Paid	The amount to be paid will be determined on the Determination Date mentioned in (2) of “1. Issuance of New Shares by way of Offering (Public Offering)” above; provided, however, that such amount to be paid shall be the same as the amount to be paid in respect of the Public Offering mentioned in (2) of “1. Issuance of New Shares by way of Offering (Public Offering)” above.

(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum increased amount of stated capital, as calculated in accordance with the provisions of Article 37, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of the additional paid-in capital to be increased shall be the amount obtainable by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of stated capital increase.

(4)	Allottee	Nomura Securities Co., Ltd.

(5)	Subscription Period	Tuesday, January 13, 2009

(6)	Payment Date	Wednesday, January 14, 2009

(7)	Subscription Unit	100 shares

(8)	Shares not subscribed within the subscription period mentioned in (5) above shall not be issued.

(9)	The amount to be paid, the amount of stated capital and additional paid-in capital to be increased and any other matters necessary for the issuance of new shares by way of third-party allotment shall be determined at the discretion of the President and CEO, or the chief financial officer, of MUFG.

(10)	The issuance of new shares by way of third-party allotment shall be subject to the effectiveness of the Securities Registration Statement to be filed under the Financial Instruments and Exchange Act of Japan.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

5.	Withdrawal of Registration in Japan for Future Equity Issuances

(1)	Outline of the Withdrawn Registration

	(i) Date of Filing	October 27, 2008

	(ii) Type of Security	Shares of common stock of MUFG

	(iii) Effective Period	Within one year of the registration becoming effective (from November 4, 2008 until November 3, 2009)

	(iv) Expected Issue Amount	¥ 600 billion

(2)	New Shares Already Issued under the Registration

None.

(3)	Reason for the Withdrawal of Registration in Japan

Since MUFG decided to file a securities registration statement for the offering of shares of common stock due to the proposed secondary offering of shares by way of sale of treasury shares to be conducted concurrently with the offering of shares of common stock of MUFG.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

[For Reference]

1.	Japanese secondary offering by way of over-allotment and other matters

The Japanese secondary offering by way of over-allotment as mentioned in “3. Secondary Offering of Shares (Japanese Secondary Offering by way of Over-Allotment)” above (the “Japanese Secondary Offering by way of Over-Allotment”), is a secondary offering in Japan to be made in relation to (a) the Japanese Public Offering mentioned in (4) (i) of “1. Issuance of New Shares by way of Offering (Public Offering)” and (b) the Japanese Secondary Offering by way of Underwriting mentioned in (3) (i) of “2. Secondary Offering of Shares by way of Sale of Treasury Shares” for shares of common stock of MUFG, in a number not to exceed 65,200,000 shares, that will be borrowed by Nomura Securities Co., Ltd. (“Nomura Securities”) from certain shareholder(s) of MUFG, taking into account market demand for the offerings mentioned in (a) and (b) above and other conditions. The number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment is scheduled to be 65,200,000 shares; however, this is the maximum number of shares to be sold, and such number may decrease, or the Japanese Secondary Offering by way of Over-Allotment may be cancelled entirely, depending on market demand and other conditions.

A meeting of the Board of Directors may be held on Tuesday, November 25, 2008, and the above may be changed at the meeting.

In connection with the Japanese Secondary Offering by way of Over-Allotment, the Board of Directors of MUFG has resolved, at the meeting held on Tuesday, November 18, 2008, that MUFG will issue 65,200,000 shares of its common stock to Nomura Securities by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date set to be Wednesday, January 14, 2009, in order for Nomura Securities to obtain the number of shares necessary to return the shares of common stock of MUFG that were borrowed by Nomura Securities from certain shareholder(s) of MUFG, as mentioned above (the “Borrowed Shares”).

Nomura Securities may also purchase shares of common stock of MUFG (the “Syndicate Cover Transactions”) on the Tokyo Stock Exchange, Inc., up to the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment, for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from (a) the day immediately following the last day of the subscription period for the Japanese Public Offering, the Japanese Secondary Offering by way of Underwriting and the Japanese Public Offering by way of Over-Allotment to (b) Tuesday, January 6, 2009 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of MUFG purchased by Nomura Securities during the Syndicate Cover Transaction Period will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period, Nomura Securities may decide not to conduct any Syndicate Cover Transaction or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Japanese Secondary Offering by way of Over-Allotment.

Nomura Securities may conduct stabilizing transactions along with the Japanese Public Offering, the Japanese Secondary Offering by way of Underwriting and the Japanese Secondary Offering by way of Over-Allotment. The shares of common stock of MUFG purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

With respect to the number of shares obtained by deducting (a) the number of shares purchased through stabilization transactions and Syndicate Cover Transactions that are to be used to return the borrowed shares from (b) the number of shares to be offered in the Japanese Secondary Offering by way of Over-Allotment, Nomura Securities will accept the allotment under the Capital Increase by way of Third-Party Allotment and will purchase an equivalent number of shares of common stock of MUFG. As a result, a part or all of the shares to be issued under the Capital Increase by way of Third-Party Allotment may not be subscribed for, which may result in a decrease in the determined number of shares to be issued under the Capital Increase by way of Third-Party Allotment, or in the cancellation of the issuance, due to forfeiture.

Whether or not the Japanese Secondary Offering by way of Over-Allotment is to be conducted, as well as the number of shares to be sold in the event the Japanese Secondary Offering by way of Over-Allotment is to be conducted, will be determined on the Determination Date. If the Japanese Secondary Offering by way of Over-Allotment is cancelled entirely, Nomura Securities will not conduct the borrowing of shares of common stock of MUFG mentioned above. Accordingly, no new shares will be issued under the Capital Increase by way of Third-Party Allotment due to forfeiture, since Nomura Securities will not accept the allotment and will not subscribe shares under the Capital Increase by way of Third-Party Allotment. Further, no Syndicate Cover Transactions on the Tokyo Stock Exchange will be made.

The Syndicate Cover Transactions will be made by Nomura Securities after consultations with Mitsubishi UFJ Securities Co., Ltd. The stabilizing transactions will be made by Nomura Securities upon consultations on the policy with Mitsubishi UFJ Securities Co., Ltd., and Nomura Securities will consult with Morgan Stanley Japan Securities Co., Ltd. and JPMorgan Securities Japan Co., Ltd when appropriate.

2.	Change in the number of outstanding shares as a result of this capital increase by Public Offering and Capital Increase by way of Third-Party Allotment

Total number of outstanding shares at present (as of October 31, 2008):

Common Stock:	10,933,679,680 shares
First Series Class 3 Preferred Shares:	100,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Class 12 Preferred Shares:	11,300,000 shares
Total:	11,044,980,680 shares

Increase in number of shares as a result of the capital increase by public offering:

Common Stock:	634,800,000 shares	(Note 1)

Total number of outstanding shares after the capital increase by public offering:

Common Stock:	11,568,479,680 shares	(Note 1)
First Series of Class 3 Preferred Shares:	100,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Class 12 Preferred Shares:	11,300,000 shares
Total:	11,679,780,680 shares	(Note 1)

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

Increase in number of shares as a result of the capital increase by way of third-party allotment:

Common Stock:	65,200,000 shares	(Note 2)

Total number of outstanding shares after the capital increase by way of third-party allotment:

Common Stock:	11,633,679,680 shares	(Note 2)
First Series of Class 3 Preferred Shares:	100,000,000 shares
Class 11 Preferred Shares:	1,000 shares
Class 12 Preferred Shares:	11,300,000 shares
Total:	11,744,980,680 shares	(Note 2)

Notes:	1.	These figures are based on the assumption that the U.S. Underwriters and the International Underwriters exercise all of the options set forth in (1) (ii) in “1. Issuance of New Shares by way of Offering (Public Offering)” above.

	2.	These figures are based on the assumption that the new shares to be issued in “4. Issuance of New Shares by way of Third-Party Allotment” are all subscribed by Nomura Securities and issued.

	3.	In addition to the foregoing, MUFG has issued 156,000,000 First Series Class 5 Preferred Shares with November 17, 2008 as the closing date.

3.	Change in the number of treasury shares as a result of this sale of treasury shares

Number of treasury shares at present (as of October 31, 2008):	301,004,692 shares

Number of shares to be sold:	300,000,000 shares

Number of treasury shares after the sale:	1,004,692 shares

4.	Use of proceeds

(1)	Use of proceeds to be raised this time

Proceeds are planned to be used to make investments in MUFG’s consolidated subsidiaries to strengthen MUFG’s overall group capital base.

(2)	Change in the use of proceeds raised last time

None.

(3)	Expected impact on business results

MUFG believes that this issuance will increase the growth and profitability of the group, since the proceeds will be directed towards MUFG’s consolidated subsidiaries.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

5.	Profit distribution to shareholders, etc.

(1)	Basic policy concerning profit distribution

MUFG considers the profit distribution to the shareholders as an important management issue, and MUFG’s basic policy is to seek to continuously increase dividends while sustainably improving corporate value and further strengthening the business structure.

(2)	Concept of determination of dividends

MUFG will make its best efforts to maintain the payout ratio at a level higher than 20% of the current consolidated net income, after a comprehensive estimation of the business results, strategic investment environment and other factors.

(3)	Use of retained earnings

MUFG will utilize the retained earnings with the aim of sustainably improving corporate value and further strengthening its business structure.

(4)	Dividends for past three fiscal years

	FY March 2006	FY March 2007	FY March 2008
Current net income per share (JPY)	123,144.24	46,415.96	39.79
Dividends per share (JPY) (interim dividends per share included)	Common Stock 7,000 (3,000)	Common Stock 11,000 (5,000)	Common Stock 14.00 (7.00)

	First Series Class 3 Preferred Shares 60,000 (30,000)	First Series Class 3 Preferred Shares 60,000 (30,000)	First Series Class 3 Preferred Shares 60.00 (30.00)

	Class 8 Preferred Shares 15,900 (—)	Class 8 Preferred Shares 15,900 (7,950)	Class 8 Preferred Shares 15.90 (7.95)

	Class 9 Preferred Shares 18,600 (—)	Class 11 Preferred Shares 5,300 (2,650)	Class 11 Preferred Shares 5.30 (2.65)

	Class 10 Preferred Shares 19,400 (—)	Class 12 Preferred Shares 11,500 (5,750)	Class 12 Preferred Shares 11.50 (5.75)

	Class 11 Preferred Shares 5,300 (—)

	Class 12 Preferred Shares 11,500 (—)

Actual payout ratio	5.85%	23.69%	35.18%
Return on equity	21.34%	8.43%	6.65%
Ratio of dividends/net assets	1.14%	1.89%	2.27%

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

Notes:	1.	The current net income per share for each fiscal year is a fraction, the numerator of which is the amount obtainable by subtracting (a) the total amount of dividends paid on the preferred shares during the relevant fiscal year, from (b) the current net income; and the denominator of which is the average number of outstanding shares of common stock (other than the treasury shares) during the relevant fiscal year.

	2.	The actual payout ratio for each fiscal year is a fraction, the numerator of which is the total amount of dividends paid on the shares of common stock during the relevant fiscal year; and the denominator of which is the amount obtainable by subtracting the total amount of dividends paid on the preferred shares during the relevant fiscal year, from the current net income.

	3.	The return on equity for each fiscal year is a fraction, the numerator of which is the amount obtainable by subtracting (a) the total amount of dividends paid on the preferred shares during the relevant fiscal year, from (b) the current net income; and the denominator of which is the average, as between the beginning and the end of the fiscal year, of the amount obtainable by subtracting (a) (x) the amount of the issue price of the outstanding preferred shares multiplied by (y) the number of such preferred shares, from (b) the equity capital.

	4.	The ratio of dividends/net assets for each fiscal year is a fraction, the numerator of which is the total amount of dividends paid on the shares of common stock during the relevant fiscal year; and the denominator of which is the amount obtainable by subtracting (a) the amount of the issue price of the preferred shares outstanding at the end of the relevant fiscal year multiplied by the number of such preferred shares, from (b) the amount of net assets at the end of the relevant fiscal year.

6.	Other matters

(1)	Designation of party to receive distribution

Not applicable.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(2)	Information on dilutive shares

As stated in “2. Change in the number of outstanding shares as a result of this capital increase by public offering and capital increase by way of third-party allotment” above, MUFG has issued the First Series Class 3 Preferred Shares, the First Series Class 5 Preferred Shares, the Class 11 Preferred Shares and the Class 12 Preferred Shares, of which the Class 11 Preferred Shares and the Class 12 Preferred Shares entitle the holders thereof to make a request for acquisition. When a request for acquisition is made, the relevant preferred shares will be acquired by MUFG in exchange for the shares of common stock of MUFG. If all of the Class 11 Preferred Shares and the Class 12 Preferred Shares that are outstanding as of October 31, 2008 are acquired at the acquisition price effective on October 31, 2008, 14,197,070shares of common stock will be delivered to the relevant holders upon acquisition by MUFG of the relevant preferred shares. Such number of shares will represent 0.12% of the total number of outstanding shares after the capital increase by public offering and the capital increase by way of third-party allotment.

MUFG has granted stock acquisition rights as stock options to the directors, corporate auditors and executive officers of MUFG and its subsidiaries. The ratio of (a) the remaining number of shares to be issued upon exercise as set forth below to (b) the total number of outstanding shares after the capital increase by public offering and the capital increase by way of third-party allotment will be 0.05%.

Granted stock options (as of October 31, 2008)

Resolution of the Board of Directors	Remaining number of new shares to be issued upon exercise	Amount to be paid upon exercise	Amount of stated capital to be increased	Exercise period
November 21, 2007	2,185,400 shares	JPY 1,033	JPY 517	From December 6, 2007 to December 5, 2037

June 27, 2008	3,263,600 shares	JPY 924	JPY 462	From July 15, 2008 to July 14, 2038

(3)	Equity finance for past three years

(i) Equity finance

(in JPY million)

Date	Amount of capital increase	Amount of stated capital after the capital increase	Amount of additional paid-in capital after the capital increase	Remarks
November 17, 2008	390,000	1,578,052	1,578,070	(Note	)

Note Due to the third-party allotment of the First Series Class 5 Preferred Shares.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.

(ii) Change in share prices for past three fiscal years and at the most recent time point

	(in JPY, other than the price/earnings ratio)
	FY March 2006	FY March 2007	FY March 2008	FY March 2009
Opening	925,000	1,820,000	1,350,000 *1,097	863
High	1,810,000	1,950,000	1,430,000 *1,252	1,173
Low	873,000	1,260,000	990,000 *782	490
Closing	1,800,000	1,330,000	1,010,000 *860	595
Price/earnings ratio	14.61	28.65	21.61	—

Notes:	1.	MUFG conducted a stock split at the rate of 1,000 shares per 1 share, on September 30, 2007 as the effective date.

	2.	The mark “*” represents the share prices after the rights off due to the stock split.

	3.	The share prices for the FY March 2009 above are the prices as of Friday, November 14, 2008.

	4.	Price/earnings ratio is a fraction, the numerator of which is the share price (closing price) as at the end of each fiscal year; and the denominator of which is the current net income per share for the relevant fiscal year.

(4)	Others

Not applicable.

Note:	This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing that MUFG has resolved matters relating to the issuance of new shares, the sale of treasury shares and the secondary offering of our shares, and the withdrawal of the registration in Japan for future equity issuances, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from MUFG. Such prospectus will contain detailed information about the Company and management, as well as financial statements. A part of the proposed offering will be registered in the United States under a registration statement to be filed under the U.S. Securities Act of 1933, a copy of which may be obtained for free from MUFG or by visiting the EDGAR on SEC website at www.sec.gov.